BANCO DE GALICIA Y BUENOS AIRES S.A.

Autonomous City of Buenos Aires, November 7th 2011

To the

Comisión Nacional de Valores (Argentine Securities Exchange Commission)

Ref.: Relevant Information

Dear Sirs,

We are writing to you in relation to our note dated June 17th, 2010, where it was reported that Banco Galicia Uruguay S.A. had communicated to the President of the Central Bank of Uruguay and to the Minister of Economy and Finance of the Republic of Uruguay its decision to discontinue its operations in Uruguay; thereof initiating a voluntary dissolution process.

Accordingly, we want to report that on October 26th, 2011, the Ministry of Economy and Finance of the Republic of Uruguay resolved to revoke the authorization of Banco Galicia Uruguay S.A. to operate as a bank, successfully concluding the aforementioned process.

Yours faithfully,

Patricia M. Lastiry

Attorney at law

Banco de Galicia y Buenos Aires S.A.